UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

On December 12, 2024, the Board of Directors (the “Board”) of Codere Online Luxembourg, S.A. appointed Laurent Teitgen as a member of both the Board and the Audit Committee of the Board (the “Audit Committee”), effective immediately. Mr. Teitgen previously served as a member of the Board from November 2021 to June 2024 and brings further experience in the online gaming sector from NeoGames S.A., where he served as a member of both its board of directors and audit committee from April 2017 to April 2024. Mr. Teitgen holds a B.A. in Accounting and Financial Management with a specialization in Accounting Review from Université de Lorraine, IUT Henri Poincaré, France.

Mr. Teitgen will fill one of the vacancies created by Taavi Davies and Claude Noesen, who resigned from their position as members of the Board (and Audit Committee in the case of Mr. Noesen) on December 9, 2024. Messrs. Davies and Noesen’s resignations were not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Board determined that Mr. Teitgen qualifies as independent under applicable Nasdaq Stock Market and Securities and Exchange Commission rules and regulations.

There are no arrangements or understandings between Mr. Teitgen and any other person pursuant to which Mr. Teitgen was appointed as a director of the Company. In addition, since the beginning of the Company’s last fiscal year, there are no family relationships between Mr. Teitgen and any director or executive officer of the Company, and Mr. Teitgen does not have any other direct or indirect material interest in any transaction or proposed transaction required to be reported under Item 7.B. of Form 20-F. Mr. Teitgen is expected to participate in the Company’s standard non-employee director compensation arrangements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: December 13, 2024	/s/ Oscar Iglesias
Oscar Iglesias
Chief Financial Officer